PAA NATURAL GAS STORAGE, L.P.
333 Clay Street, Suite 1500
Houston, Texas 77002
April 27, 2010
By Facsimile and EDGAR
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	PAA Natural Gas Storage, L.P. Registration Statement on Form S-1 (as amended) File No. 333-164492
Dear Mr. Owings:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 1:00 p.m., Washington, D.C. time, on April 29, 2010, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission in its letter dated February 23, 2010, the Partnership hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request has also been transmitted via EDGAR.

Very truly yours, PAA NATURAL GAS STORAGE, L.P.
By:	PNGS GP LLC,
its general partner

By:	/s/ Tina L. Summers
	Name:	Tina L. Summers
	Title:	Vice President -- Accounting and Chief Accounting Officer